650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 30, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Electronics for Imaging, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 8-K filed April 20, 2006
File No. 000-18805

Dear Ms. Collins:

On behalf of our client, Electronics for Imaging, Inc. (the “Company” or “EFI”), we are submitting this letter in response to the letter dated June 16, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For the Staff’s convenience, we have repeated the Commission’s comments 1 through 14 below in bold, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. The Commission’s comments are followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	We note the disclosure on pages 25 and 71 of your Form 10-K, and in your most recent Form 10-Q, regarding the fact that the Commerce Department’s Bureau of Industry and Security (BIS) is investigating several export sales your subsidiary, VUTEk, made in 2004 to Syria, a country identified as a state sponsor of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please advise us of any updated information you have regarding the status of the investigation. Describe for us the products exported in the transactions that are the subject of the investigation, and whether they were exported for use by

PALO ALTO    AUSTIN    NEW YORK    RESTON    SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE

Securities and Exchange Commission

June 30, 2006

private parties or for use by the Syrian government or entities affiliated with the Syrian government. Please also describe for us the nature of the violations alleged to have occurred.

In response to the Commission’s comment, the Company advises the Staff that the Company does not have any updated information regarding the status of the investigation beyond what was set out in the Company’s last Form 10-Q. The Company is at present waiting to learn from the Commerce Department’s Bureau of Industry and Security (the “BIS”) how it intends to proceed with the matter. The Company has been told that it will likely be several months before the BIS makes a determination.

By way of background, the Company supplementally advises the Staff that the BIS investigators who contacted VUTEk in January 2005 indicated that they were reviewing the circumstances of four shipments of printer parts and ink to Syria that occurred between July and November 2004. These shipments were replacement parts and ink for commercial printers that were originally sold to Syrian customers prior to the enactment of sanctions against Syria in May 2004. VUTEk had not been aware of the imposition of restrictions on exports to Syria at the time that it made these sales, and therefore did not obtain the necessary export licenses. To the Company’s knowledge, the customers who received these replacement parts and ink are private parties, not affiliated with the Syrian government. The BIS has not yet made any allegations or issued any formal charges.

In addition, the Company also advises the Staff that the Company acquired VUTEk in June 2005, after the actions noted had taken place, and did not learn of the aforementioned events until November 2005. VUTEk represented to the Company that no such issues existed, and VUTEk made no disclosures to the Company to the contrary.

2.	Please describe for us any other business contacts you have had with Syria since economic sanctions and export controls were imposed in 2004, and any anticipated business contacts with Syria, whether through subsidiaries or other affiliates, or other direct or indirect arrangements. Your response should include reasonably detailed information regarding the technologies, products, equipment, and services you have sold or otherwise provided to Syria, and the extent to which your dealings have been with the Syrian government or entities affiliated with that government.

In response to the Commission’s comment, the Company advises the Staff that VUTEk had occasional inquiries from Syrian companies who were past customers of VUTEk products, but with the exception of the four shipments noted above, VUTEk has refused additional products and services to these customers. To the Company’s knowledge, there have been no contacts with the Syrian government or entities affiliated therewith. The Company and its subsidiaries have no current or anticipated business contacts with Syria, and have implemented a policy against such contacts.

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June 30, 2006

3.	Please describe for us any compliance programs you have in place, and any remedial actions you and VUTEk have taken, to prevent the type of violations alleged to have occurred in connection with the transactions that are the subject of the BIS investigation.

In response to the Commission’s comment, the Company advises the Staff that in January 2005, as soon as VUTEk became aware of the Syrian sanctions, it put in place a policy prohibiting any further sales to Syria for the duration of sanctions. In addition, after EFI acquired VUTEk in June 2005, EFI began a review of all potential contacts with Syria, hired an outside consultant to train VUTEk personnel on export control issues, implemented automated screening procedures that incorporate up-to-date lists of prohibited destinations and denied parties for all VUTEk sales, and issued communications directly from the Company’s senior management to VUTEk personnel emphasizing the importance of export control compliance.

4.	Please discuss the materiality of the contacts described in response to comments 1 and 2 above, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that have business contacts with Syria.

In response to the Commission’s comment, the Company advises the Staff that the four transactions identified by the BIS represented, in the aggregate, revenue of $9,666.00 in 2004. The revenue represented by these four transactions is immaterial both to VUTEk and the combined Company.

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June 30, 2006

From a qualitative and reputational perspective, VUTEk’s sales to Syria were purely commercial and do not related to the Government of Syria’s support for terrorist groups. These four sales of replacement parts and ink were the result of an inadvertent failure by VUTEk personnel to take note of the new sanctions in the first few months following enactment of such sanctions.

The Company has considered the statutes in Arizona and Louisiana, as well as the resolution in Pennsylvania. In the Company’s view, because it has no current or anticipated business contacts with Syria, there is no reason for it to be identified by Arizona, Louisiana or Pennsylvania as a company that conducts business with a state sponsor of terrorism. Moreover, there is no reason to believe that any divestiture by investment managers of these state pension funds would have material adverse effects on the Company’s shareholders.

Financial Statements

Note 1: The Company and Its Significant Accounting Policies

Revenue Recognition, page 56

5.	We note your disclosure that “VSOE is determined based on the price charged when the element is sold separately or for post-contract customer support based on substantive renewal rates.” Address the following:

•	Describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

•	Regarding post-contract customer support, are the renewal rates stated in your contracts? If yes, do the customers actually renew at those rates or are they renegotiated?

We may have further comments based on your response.

In response to the Commission’s comment, the Company advises the Staff that the Company uses the residual method when applying SOP 97-2 as stated in the Company’s Form 10-K, Note 1: The Company and Its Significant Accounting Policies, Revenue Recognition. VSOE of fair value is used in circumstances where the Company has multiple elements to a

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June 30, 2006

software arrangement such as maintenance agreements or professional services. VSOE of fair value related to maintenance agreements is generally determined through renewal rates specified when selling its software license products; EFI’s customers agree to pay amounts that are specified as a percentage of the software license fee and we do not renegotiate the annual fees specified in an agreement. The Company also has been successful at maintaining a fairly consistent percentage (between 17% and 20%) of the list price of its license fees across all of its customers/regions. The software license fees may vary due to negotiations with its customers, but the specified renewal rate and resulting maintenance fee for a specific customer leads to the determination of VSOE of fair value in accordance with paragraph 57 of SOP 97-2 at the outset of the arrangement. For determining VSOE of fair value for professional services, the Company generally uses the rate per hour charged to customers when similar services are sold separately to its customers. The Company has established internal control processes that are directly related to determining VSOE of fair value for both maintenance and professional services in order to maintain compliance with SOP 97-2.

In response to the second bullet point of the Commission’s comment, the Company advises the Staff that the annual renewal fees for post-contract customer support are stated in the Company’s contracts. The customers renew at those stated rates, and the Company does not renegotiate the rates.

6.	It appears from your revenue recognition policy that you provide services (post-contract customer support, etc.) in addition to selling products. Tell us the amount revenues derived from services for each period presented and how you considered Rule 5-03 of Regulation S-X for presenting revenues and cost of revenues for products and services.

In response to the Commission’s comment, the Company advises the Staff that the amount of revenues derived from services for each of the three years ended December 31, 2005 are as follows:

Year	Revenue derived from services	Percentage of total revenue
2003	$11.6 million	3%
2004	$35.4 million	9%
2005	$35.7 million	8%

The Company considered Rule 5-03 of Regulation S-X for each of the above years presented, and, consistent with such regulation, the Company did not separately report the services revenue due to the relative insignificance thereof and the 10% threshold criteria specified in the regulation. In the future, if such amounts are 10% or greater, the Company will present the services revenues and cost of such revenues separately on the face of the income statement.

Securities and Exchange Commission

June 30, 2006

Accounting for Derivative Instruments and Risk Management, page 60

7.	We note your disclosure that you have “two embedded derivatives related to the 1.5% Senior Convertible Debentures as of December 31, 2005, the fair value of which were insignificant.” Tell us the nature of the embedded derivatives and also provide a detailed description of your accounting policy for derivative instruments. Tell us what consideration you gave to including this information in Note 1 to your consolidated financial statements.

In response to the Commission’s comment, the Company advises the Staff that the two embedded derivatives referenced in its Form 10-K relate to “contingent interest” and “conversion clause.”

Contingent Interest. The terms of the debt agreement require the Company to pay contingent interest to the holders of the debentures during any six-month period if the average market price of a debenture for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of such debentures. The contingent interest feature is not considered to be clearly and closely related to the debt instrument. Accordingly, the feature is considered to be an embedded derivative and, pursuant to FAS 133, should be bifurcated from the debt instrument and separately valued. The Company originally assessed the value of the feature with the assistance of an external valuation expert in 2003 when the debt instrument was issued. The Company and its expert concluded that the feature had a value of zero. The Company continues to periodically monitor the assumptions used in the valuation to ensure that the feature’s value remains zero or clearly de minimus.

Conversion Clause. The holders can convert their debentures during any five consecutive trading day period immediately following any five consecutive trading day period in which the average trading price for the debentures during that period was less than 97% of the average conversion value for the debentures during such period. Since the conversion is based on the debentures trading at a certain price relative to the value of the “as if converted” value of the shares, it is not solely indexed to the Company’s common stock. As such, the scope exception of FAS 133, paragraph 11(a) is not applicable and the fair value of the conversion option is required to be bifurcated from the debt instrument and separately valued. The Company originally assessed the value of the feature with the assistance of an external valuation expert in 2003 when the debt instrument was issued. The Company concluded at that time that the value of this conversion feature was close to zero given the probability of the trading value of the debentures.

Securities and Exchange Commission

June 30, 2006

The Company continues to monitor the assumptions used to value this feature to ensure that the feature’s value remains zero or clearly de minimus.

In response to the Commission’s comment regarding its specific accounting policy for derivatives, the Company advises the Staff that the Company monitors the values of the embedded derivatives as part of its internal controls over financial reporting. Other than the isolated circumstances of the embedded derivatives discussed above, the Company has not had any other derivatives to analyze or account for since the inception of the Company and, accordingly, did not place any disclosure in Note 1 to its financial statements. In the future, if the Company has other derivatives that are not clearly de minimus, the Company will develop a detailed accounting policy and consider the disclosures useful for its investors and to comply with appropriate generally accepted accounting principles.

Note 5: Goodwill and Other Intangible Assets, page 65

8.	We note that the Company allocated $38.5 million of the purchase price in the VUTEk acquisition to trademarks and trade names. We further note this asset is being amortized over a period of thirty years. Tell us how you considered the guidance in paragraph 11 of SFAS 142 in determining the useful life of 30 years for acquired trademarks and trade names.

In response to the Commission’s comment, the Company advises the Staff that the Company retained an independent third party valuation firm for purposes of determining the value and useful lives of the intangible assets related to the acquisition of VUTEk. In determining the useful life of the trade names and trademarks, several factors were considered:

•	The Company’s intent to exploit the VUTEk trade names and trademarks in the marketing of inks and wide format printers for a lengthy period with no foreseeable end.

•	The Company’s expectation that the exploiting of the trade names and trademarks will contribute significantly to future cash flows of the acquired business.

•	The Company’s belief that a significant percentage of customers are repeat buyers of VUTEk branded equipment and VUTEk branded inks because of their familiarity with and perception of the trade names and trademarks of VUTEk.

Supporting these conclusions, the Company also considered a market research report prepared by a third party. This report provided a detailed analysis of the market perception of the VUTEk trade names and trademarks. This research report concluded that:

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June 30, 2006

•	VUTEk had the top brand awareness in the latest Digital Output’s brand awareness study (2003).

•	VUTEK had the preeminent brand position in the strategically important and growing UV-flatbed sub-segment by a wide margin over its closest competitors.

•	VUTEk had 40% share of voice from industry publications versus 10% to 20% for its nearest competitors.

•	VUTEk had the leading reputation among wide format inkjet customers.

The Company believes it will be able to achieve significant success for a prolonged period of time leveraging the VUTEk brand, technology, distribution and market knowledge to maintain and grow its leadership in the wide format printing market. Along with the current strength in the VUTEk name throughout the industry, the Company intends to continue investing in marketing the name at trade shows and trade publications. The Company also maintains a very strong cash position which will allow for advancements in the technology, acquisitions to further strengthen the VUTEk market positioning and continued investment in sales and marketing as the business expands. Additionally, the Company views the VUTEk product line as a key driver of future growth and plans on managing it for long term success in the printing industry.

Note 9: Commitments and Contingencies

Legal Proceedings, page 70

9.	Your disclosure indicates that, with respect to the securities class action suit entitled “Citiline Holdings, Inc. v. Printcafe Software, Inc., (et al)”, you were near to settling at the time you filed your Form 10-K. In your Form 10-Q for the fiscal quarter ended March 31, 2006, you disclose that in April 2006 the court granted final approval of the proposed settlement. Tell us what amounts, if any, were accrued as of each of the balance sheet dates (i.e. December 31, 2005 and March 31, 2006). Also tell us how you considered the guidance in SFAS No. 5 in accounting for this contingency and in terms of your disclosure obligations.

In response to the Commission’s comment, the Company advises the Staff that, as of December 31, 2005 and March 31, 2006, the Company had accrued $650,000 and $350,000, respectively, for the litigation matter which was originally recorded in accordance with FAS 142 at fair value as a liability assumed in connection with the 2004 acquisition of Printcafe. The Company has considered FAS 5 and its related disclosure requirements since 2004 and concluded that the amounts of the litigation accrual and ultimate settlement in May 2006 were de minimus with respect to the consolidated financial statements and, therefore, concluded that separate disclosure of this matter was not necessary.

Securities and Exchange Commission

June 30, 2006

Item 9A. Controls and Procedures, page 80

10.	We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives are met.” Clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005 and March 31, 2006. Revise your disclosures in future filings accordingly. We refer you to Section II.F.4 of management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In response to the Commission’s comment, the Company advises the Staff that the Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objections. Furthermore, the Company confirms that its principal executive officer and principal financial officer have concluded that its disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2005 and March 31, 2006. The Company will revise its disclosures for this item in future filings accordingly.

Exhibits 31.1 and 31.2: Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

11.	Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Gecht and Cutts signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form 10-Q for the quarter ended March 31, 2006.

In response to the Commission’s comment, the Company advises the Staff that the Company will use the exact language of the 302 certifications required by Item 601(b)(31) of Regulation S-K and will not alter the 302 certifications in any manner in its future Form 10-K and Form 10-Q filings. The Company confirms that Messrs Gecht and Cutts signed these certifications for its Form 10-K filed March 16, 2006 and its Form 10-Q filed May 10, 2006 in their individual capacity.

Securities and Exchange Commission

June 30, 2006

Form 8-K Filed April 20, 2006

12.	We believe the non-GAAP operating statement columnar format appearing under Item 9.01 of the Form 8-K filed on April 20, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

In response to the Commission’s comment, the Company advises the Staff that the Company will, in subsequent earnings releases, present the non-GAAP measures in a manner that will not create the unwarranted impression to its investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while conveying undue prominence to a statement based on non-GAAP measures. In its future filings, the Company will also endeavor to provide the requisite disclosures recommended in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when presenting any individual non-GAAP measures.

13.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above and we further note your disclosure that “non-GAAP net income is computed by adjusting GAAP net income by the impact of amortization of acquisition-related intangibles, stock-based compensation and other non-recurring charges and gains.” Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for your non-GAAP measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

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•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In response to the Commission’s comment, the Company advises the Staff that the Company will, in subsequent earnings releases, clarify with greater specificity the description of the non-GAAP measures for acquisition-related intangibles and stock-based compensation. The Company considers acquisition-related intangibles and stock-based compensation as recurring charges. In its future filings, the Company will also more clearly differentiate any non-GAAP measures as recurring or non-recurring, and it will endeavor to provide the requisite disclosures recommended in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to avoid misleading its investors.

14.	Your disclosure appears to suggest that the items being excluded from GAAP net income to arrive at non-GAAP net income are non-recurring in nature. Tell us how you considered Question 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining that the items being excluded are non-recurring in nature. Further explain to us how you plan to enhance your disclosures to address the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance.

In response to the Commission’s comment, the Company advises the Staff that the Company will, in subsequent earnings releases, clarify with greater specificity the characterization of the non-GAAP adjustments related to the amortization for acquisition-related intangibles and stock-based compensation. The Company considers acquisition-related intangibles and stock-based compensation as recurring charges. In its future filings, the Company will also more clearly differentiate any non-GAAP measures as recurring or non-recurring, and it will endeavor to provide the requisite disclosures recommended in Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to avoid misleading its investors.

Securities and Exchange Commission

June 30, 2006

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any additional comments or questions, please contact me at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:	Joseph Cutts, Chief Operating Officer, Electronics for Imaging, Inc.
John Ritchie, Chief Financial Officer, Electronics for Imaging, Inc.
Jim Ethridge, General Counsel, Electronics for Imaging, Inc.